Exhibit 99.2

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY

Annual General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

August 13, 2020

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of the meeting, proxy statement and proxy card

are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Ms. Topaz Falkoviz Arbel, Adv. Company’s Secretary and anyone on her behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 0.01 per share, of Galmed Pharmaceuticals Ltd. (the “Company”), standing in the name of the undersigned at the close of trading on July 13, 2020, at an Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on Thursday, August 13, 2020, at 5:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the proposals on the agenda (the “Proposals”), other than for Proposals 2, 3 and 4 and, in the event Proposal 2 is not approved, also Proposals 5 and 6, as specified in the enclosed proxy statement (the “Proxy Statement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals 2, 3 and 4 and, in the event Proposal 2 is not approved, also Proposals 5 and 6, your shares will not be voted for such Proposals.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

(Continued and to be Signed on Reverse Side)

VOTE BY MAIL

Mark, sign and date your proxy card and

return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please

attend the Annual General Meeting to be

held at 16 Tiomkin St., Tel Aviv 6578317,

Israel on Thursday, August 13, 2020, at

5:00 p.m Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card – Ordinary Shares

		For	Against	Abstain
1.a	To approve the re-election of Prof. David Sidransky as Class III director, to serve as member of the Board until the annual general meeting to be held in 2023 and to approve the compensation paid to him as a director	☐	☐	☐
1.b	To approve the election of Mr. Amir Poshinski as Class III director, to serve as member of the Board until the annual general meeting to be held in 2023 and to approve the compensation paid to him as a director	☐	☐	☐
2.	To approve the new Compensation Policy for the Company’s directors and officers, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the "Companies Law")	☐	☐	☐
	• Are you a controlling shareholder or do you have personal interest in the approval of Proposal 2?	☐ Yes	☐ No
3.	To ratify and approve a framework of terms and conditions for the extension, renewal and entering into an insurance policy for directors’ and officers’ liability, subject to, and in accordance with, the provisions of the Companies Law	☐	☐	☐
	• Are you a controlling shareholder or do you have personal interest in the approval of Proposal 3?	☐ Yes	☐ No
4.	To approve certain amendments to the directors' compensation scheme	☐	☐	☐
	• Are you a controlling shareholder or do you have personal interest in the approval of Proposal 4?	☐ Yes	☐ No
5.	To approve an annual cash bonus and related objectives and terms thereof for 2020, for Mr. Allen Baharaff, the Company’s President and Chief Executive Officer	☐	☐	☐
	• Are you a controlling shareholder or do you have personal interest in the approval of Proposal 5?	☐ Yes	☐ No
6.	To approve the grant of options to purchase ordinary shares of the Company to Mr. Allen Baharaff, the President and Chief Executive Officer of the Company	☐	☐	☐
	• Are you a controlling shareholder or do you have personal interest in the approval of Proposal 6?	☐ Yes	☐ No
7.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020 until the 2021 annual general meeting of shareholders	☐	☐	☐

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address. ☐

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

DETACH PROXY CARD HERE TO VOTE BY MAIL